Exhibit 99.1

Bell Canada
1 Carrefour Alexander Graham Bell
Building A7
Verdun (Québec)
H3E 3B3

Michel Lalande
Senior Vice President, General Counsel &
Corporate Secretary - BCE & Bell
Telephone: 514-391-8386
Facsimile:  514-766-8161
michel.lalande@bell.ca

May 2, 2019

Re :	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (« NI 51-102 »)

At the 2019 annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 2, 2019 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES	%	VOTES	%
	FOR		WITHHELD
Barry K. Allen	381,536,188	98.38%	6,297,545	1.62%
Sophie Brochu	384,033,692	99.02%	3,800,041	0.98%
Robert E. Brown	367,404,956	94.73%	20,428,777	5.27%
George A. Cope	386,080,746	99.55%	1,752,987	0.45%
David F. Denison	385,780,987	99.47%	2,052,746	0.53%
Robert P. Dexter	374,716,435	96.62%	13,117,298	3.38%
Ian Greenberg	383,566,840	98.90%	4,266,893	1.10%
Katherine Lee	386,072,522	99.55%	1,761,211	0.45%
Monique F. Leroux	384,151,893	99.05%	3,681,840	0.95%
Gordon M. Nixon	385,851,165	99.49%	1,982,568	0.51%
Calin Rovinescu	384,636,320	99.18%	3,197,413	0.82%
Karen Sheriff	385,752,161	99.46%	2,081,572	0.54%
Robert C. Simmonds	382,483,972	98.62%	5,349,761	1.38%
Paul R. Weiss	374,438,571	96.55%	13,395,162	3.45%

2. Appointment of Auditors

A ballot was conducted with respect to the appointment of Deloitte LLP as the Corporation’s Auditors. According to proxies received and ballots cast, Deloitte LLP was appointed the Corporation’s Auditors with the following results:

Votes For : 405,029,455 (96.49%)
Votes Withheld: 14,740,715 (3.51%)

3. Executive Compensation

A ballot was conducted with respect to the advisory resolution on executive compensation. According to proxies received and ballots casts, the proposal was approved with the following results:

Votes For: 339,382,067 (87.51%)
Votes Against: 48,450,109 (12.49%)

(signed) Michel Lalande
Senior Vice-President, General Counsel & Corporate Secretary